Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-4 and related Prospectus of Global Partners LP for the registration of up to $350,000,000 of 6.875% Senior Notes due 2029, and to the incorporation by reference therein of our reports dated March 6, 2020, with respect to the consolidated financial statements and schedule of Global Partners LP, and the effectiveness of internal control over financial reporting of Global Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 16, 2020